Exhibit 4.4(c)

INSTRUMENT AMENDING THE

EQUISTAR CHEMICALS, LP

SAVINGS AND INVESTMENT PLAN

Equistar Chemicals, LP hereby amends the Equistar Chemicals, LP Savings and Investment Plan, effective June 1, 2005, as follows:

Section 5, “Investment of Members’ Accounts,” Paragraph 5.2, Investment of Elective Deferrals, Savings Contributions, Company Contributions, Rollover Contributions, Qualified Non-Elective Contributions and Non-Elective Contributions, is amended to read as follows:

5.2	Investment of Elective Deferrals, Savings Contributions, Company Contributions, Rollover Contributions, Qualified Non-Elective Contributions and Non-Elective Contributions

Upon receipt of a Member’s Elective Deferrals, Savings Contributions, Rollover Contributions, Company Contributions, or any Qualified Non-Elective Contributions or Non-Elective Contributions made by the Company on the Member’s Behalf, except as provided below, the Trustee shall invest contributions when received, according to the Member’s direction in various investment funds offered under this Plan.

A Member’s initial investment directions shall be provided in the form and manner approved by the Benefits Administrative Committee. The directions shall remain in effect until the Member provides new directions. Each Member is designated as a “named fiduciary” for his investment directions but only to the extent that Section 404(c) of ERISA does not already apply to those investment directions.

A Member may change his initial investment directions at any time by submitting a change in investment directions in the form and manner approved by the Benefits Administrative Committee. Any change of investment directions becomes effective as soon as administratively possible after the Member properly completes a change in investment directions.

If a Member fails to make an initial investment direction, the Benefits Administrative Committee, consistent with its fiduciary obligations, shall direct the Trustee to invest contributions in one or more of the Plan’s investment funds.

Section 5, “Investment of Members’ Accounts,” Paragraph 5.2, Former Employer Stock Transactions, is amended to read as follows:

5.5	Common Stock Purchase and Sale

Purchases and sales of Lyondell Chemical Company Common Stock or sales of Former Employer Stock shall be handled according to the following rules and any additional procedures, consistent with these rules, which the Benefits Administrative Committee establishes from time to time:

(a)	General:

The Benefits Administrative Committee, in its discretion, (1) may match the purchase and sale orders scheduled for transactions in the open market and transact the net purchase or sale, or (2) may agree with the administrator of one or more other individual account plans maintained by the Company, Lyondell Chemical Company, Millennium Chemicals Inc. or their Subsidiaries or Affiliates or by LYONDELL-CITGO Refining LP to combine and match orders for all plans and execute a net purchase or sale.

(b)	Purchases and Sales of Stock:

(i)	Purchases and sales shall normally be made in the open market. If a common stock purchase is made from Lyondell Chemical Company, the purchase shall be at prices to the Plan not to exceed the fair market value of Lyondell Chemical Company Common Stock on the date of purchase, determined by the Trustee. The Plan may not obligate itself to acquire shares of Lyondell Chemical Company Common Stock or other securities from a particular security holder for an indefinite time determined by an event such as the death of the holder.

(ii)	Allocations of purchases to Members’ Accounts will be made in full and fractional shares.

(iii)	The Trustee may limit the daily volume of purchases or sales to the extent it believes that action is in the Members’ best interests.

(iv)	The cost allocated to each affected Member’s Account for a purchase of Lyondell Chemical Company Common Stock shall be based on the average cost per share of all Lyondell Chemical Company Common Stock purchased for a particular transaction during the period of time by the Trustee.

(v)	The proceeds allocated to each affected Member’s Account for a sale shall be based on the average cost per share of all stock sold for a particular transaction during the period of time by the Trustee.

(vi)	Brokerage commissions, transfer fees and other expenses actually incurred in any sale or purchase shall be equitably allocated and added to the cost or subtracted from the proceeds of all purchases or sales, as the case may be, for a pricing day.

(c)	Options, Rights and Warrants:

A Member may direct the Benefits Administrative Committee to use any available cash or funds held in one of the Member’s various investment options under Paragraph 6.2 to exercise any options, rights or warrants issued with respect to Lyondell Chemical Company Common Stock or Former Employer Stock in the Member’s Account. Absent direction, or if there are no available funds, any option, right or warrant having a market value shall be sold for the Member’s Account.

IN WITNESS WHEREOF, the undersigned, being duly authorized on behalf of the Company, has executed this Instrument on this 3rd day of May, 2005.

ATTEST:		EQUISTAR CHEMICALS, LP

BY:	/s/ JoAnn L. Beck	BY:	/s/ Dan F. Smith
	Assistant Secretary		Dan F. Smith
Chief Executive Officer